[METALINK LOGO]


Eric Rosenberg
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605438
Fax: 972-9-9605544
ericr@metalinkBB.com

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc. Tel: 1-212-725-4500 Fax: 1-212-725-9188
carlh@schwartz.com







METALINK OUTLOOK FOR SECOND QUARTER REVENUES TO BE AT THE HIGH END OF GUIDANCE

90% Increase Over The Year Ago Quarter And 15% Increase Sequentially

Yakum, Israel, June 30, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced preliminary un-audited revenue for the second quarter of 2004.

The company expects that 2004 second quarter revenues will be approximately $6.1 million compared to $3.2 million for the second quarter of 2003, the highest revenues recorded during the last 12 quarters. The quarter revenues represent an increase of 90% over the year ago quarter, and a 15% increase over the $5.3 million for the first quarter of 2004. Final results for the first quarter will be discussed during Metalink's scheduled conference call on July 29, 2004.

"On April 29, 2004, we released our 2004 first quarter results in which we provided revenue guidance of $4.8 million - $6.1 million for the second quarter of 2004. We are very pleased to report that we expect our second quarter revenues to again be at the high end of our forecast," said Tzvi Shukhman, Metalink's Chairman and CEO.



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"The revenues for the quarter are a result of strong booking and billing activities across our product lines and sales regions. These include:
o Solid demand for our symmetric DSL in North America and Europe
o Record shipment of over 200,000 ports to Korea - fueled by the demand for Metalink's scalable, Long-Reach Total-VDSL(TM).
o Volume shipment of 100 Mbps VDSL ports to Japan commenced in June - over 30,000 ports shipped

"As our momentum in Korea, Japan and worldwide accelerates we are increasingly optimistic that our business will continue to improve during the remainder of 2004 and beyond," concluded Mr. Shukhman.

About Metalink
Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks.

Metalink's carrier broadband DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's VDSL product line include VDSLPlus(TM) the best performing technology for delivery of 100 Mbps over traditional telephony-grade copper and Total-VDSL(TM) the most scalable DSL technology enabling performance from over 50 Mbps at short reach up to 5 km DSL service. Metalink's VDSL products are fully compliant with the recently adopted ITU-T G.993.1-2004 VDSL recommendation.

Metalink's broadband home products address key elements of delivering a new broadband experience to and in the home environment. The products address advanced services and home distribution solutions including MIMO-based WLANPlus(TM), designed to be compliant with the emerging 802.11 standard, enabling speeds exceeding 200 Mbps and wire-speed residential gateway addressing service providers need to provide a complete service set to their broadband subscribers.

Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan, and Atlanta, Georgia. Further information is available at http://www.metalinkBB.com.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.